PROXY RESULTS
   During the six months ended June 30, 2005, Cohen & Steers REIT and Utility Income Fund, Inc. shareholders voted on the following proposals at the annual meeting held on April 28, 2005. The description of each proposal and number of shares voted are as follows:

Common Shares
	Shares Voted	Authority
	For	Withheld
To elect Directors
Bonnie Cohen	 56,765,511 	 895,486
George Grossman	 56,770,268 	 890,729
Richard E. Kroon	 56,769,959 	 891,038
Richard J. Norman	 56,770,490 	 890,507
Frank K. Ross	 56,769,854 	 891,143
Robert H. Steers	 56,765,438 	 895,559
C. Edward Ward, Jr.	 56,767,594 	 893,403


Preferred Shares
	Shares Voted	Authority
	For	Withheld
To elect Directors
Bonnie Cohen	 20,653 	32
Martin Cohen	 20,653 	32
George Grossman	 20,653 	32
Richard E. Kroon	 20,653 	32
Richard J. Norman	 20,653 	32
Frank K. Ross	 20,653 	32
Robert H. Steers	 20,653 	32
Willard H. Smith Jr.	 20,653 	32
C. Edward Ward, Jr.	 20,653 	32